Alan K. Geer, P.A.
Certified Public Accountants
                                        5033 East Busch Boulevard, Suite 7
                                        Tampa, FL 33617
                                        (813) 988-9564
                                        (800) 940-9564
                                    Fax (813) 988-1815

February 13, 1998

Adhia Funds, Inc.
5102 E. Longboat Blvd.
Tampa, FL 33615

This letter is to confirm our understanding of the terms and objectives of our engagement and the nature and limitations of the services we will provide.

We will audit the balance sheet of Adhia Funds, Inc. as of December 31, 1998 and the related statements of income, retained earnings, and cash flows for the twelve months then ended.

Our audit will be made in accordance with generally accepted auditing standards and will include tests of your accounting records and other procedures we consider necessary to enable us to express an opinion that your financial statements are fairly presented in conformity with the generally accepted accounting principles consistently applied. If our opinion is other than unqualified, we will fully discuss the reasons with you in advance.

Our procedures will include tests of documentary evidence supporting the transactions recorded in the accounts, tests of the physical existence of fixed assets, and direct confirmation of certain assets, and liabilities by correspondence with selected customers, creditors, and banks. At the conclusion of our examination, we will also request certain written representations from you about the financial statements and related matters.

An audit is based primarily on the selective testing of accounting records and related data; therefore, our audit will involve judgment about the number of transactions to be examined and the areas to be tested. Because we will not perform an examination of all transactions, there is a risk that material errors, irregularities, or illegal acts, including fraud or defalcations, may exist and not be detected by us. We will advise you, however, of any matters of that nature that come to our attention.

We understand that you will provide us with the basic information required for our audit and that you are responsible for the accuracy and completeness of that information. We will advise you about appropriate accounting principles and their application, but the responsibility for the financial statements remain with you.
This responsibility includes the maintenance and adequate records and related controls, the selection and application of accounting principles, and the safeguarding of assets.

We understand that your employees will type all cash and other confirmations we request and will locate any invoices selected by us for testing.

Our examination is not specifically designed and cannot be relied on to disclose material weakness in accounting controls. However, during the audit, if we become aware of such material weakness in internal accounting control or ways that we believe management practices can be improved, we will communicate them to you in a separate letter.

Our fee for this engagement will be based on the time it takes to complete this audit at our standard billing rates. We appreciate the opportunity to be of service to you and believe this letter accurately summarizes the significant terms of our engagement. If you have any questions, please let me know. If you agree with the terms of our engagement as described in this letter, please sign the enclosed copy and return it to me.

Sincerely,
Alan K. Geer
Alan K. Geer, CPA, P.A.

Officer signature: Hitesh P. Adhia
Title: President
Date: 02/16/98